Exhibit 99.1

Phoenix New Media Reports Third Quarter 2021 Unaudited Financial Results

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on November 15, 2021

BEIJING, China, November 16, 2021 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “Faced with pressures from the current macroeconomic uncertainties, we remained steadfast in our commitment to further developing our core competitive differentiation in original content production capabilities. During the third quarter of 2021, we deepened our collaboration with Phoenix TV in content production and event execution and sales, creating a cohesive and integrated media group and further enhancing our brand influence. In addition, we upgraded our iFeng app to better incorporate exclusive content from Phoenix TV and improved the app’s features and content distribution. Meanwhile, we launched our own Multi-Channel Network and developed our monetization channels on third-party platforms. Going forward, we plan to remain prudent in evaluating business initiatives, align our business with shifting industry dynamics, and elevate our brand influences through consistent delivery of original content.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “In the third quarter, we experienced increasing challenges from intensified industry-wide competition and a slowdown in the macroeconomic environment. In response, we re-strategized while proactively managing our expenses, streamlining our operations, and optimizing our team structure to improve operating efficiency. As we drive the evolution of our content ecosystem and monetization channels, we will continue to focus on generating more diverse revenue streams to increase shareholder value in the future.”

Third Quarter 2021 Financial Results

REVENUES

Total revenues in the third quarter of 2021 decreased by 19.3% to RMB244.6 million (US$38.0 million) from RMB303.0 million in the same period of 2020, primarily due to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in the third quarter of 2021 decreased by 23.0% to RMB216.6 million (US$33.6 million) from RMB281.3 million in the same period of 2020, mainly due to the reduction in advertising spending of advertisers from certain industries and intensified industry-wide competition in the third quarter of 2021.

Paid services revenues1 in the third quarter of 2021 increased by 29.0% to RMB28.0 million (US$4.4 million) from RMB21.7 million in the same period of 2020. Revenues from paid contents in the third quarter of 2021 increased by 69.7% to RMB15.1 million (US$2.4 million) from RMB8.9 million in the same period of 2020, mainly caused by the increase in revenues from licensing fees related to audio books. Revenues from E-commerce and others in the third quarter of 2021 increased by 0.8% to RMB12.9 million (US$2.0 million) from RMB12.8 million in the same period of 2020.

COST OF REVENUES

Cost of revenues in the third quarter of 2021 increased by 3.1% to RMB154.7 million (US$24.0 million) from RMB150.0 million in the same period of 2020. The increase in cost of revenues was mainly due to the following:

●

Content and operational costs in the third quarter of 2021 increased by 3.5% to RMB134.2 million (US$20.8 million) from RMB129.7 million in the same period of 2020, mainly caused by the increase in content acquisition costs in the third quarter of 2021.

●

Revenue sharing fees in the third quarter of 2021 increased by 10.0% to RMB6.6 million (US$1.0 million) from RMB6.0 million in the same period of 2020, primarily attributable to the increase in revenue sharing fees paid to channel partners.

[1]

Prior to 2021, paid services revenues comprised of (i) revenues from paid contents, which included digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which included web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others.
As revenues from games and revenues from MVAS were small and had been declining for the past years, to better reflect the Company’s paid services revenues disaggregated by products and services, beginning from January 1, 2021, paid services revenues have been re-grouped and comprise of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from E-commerce and others, which mainly includes revenues from E-commerce, MVAS, games and others. For comparison purposes, the revenues from paid services for the quarters of 2020 have been retrospectively re-classified.

The increase was partially offset by the following:

●	Bandwidth costs in the third quarter of 2021 decreased by 2.8% to RMB13.9 million (US$2.2 million) from RMB14.3 million in the same period of 2020.

GROSS PROFIT

Gross profit in the third quarter of 2021 decreased by 41.2% to RMB89.9 million (US$14.0 million) from RMB153.0 million in the same period of 2020. Gross margin in the third quarter of 2021 decreased to 36.7% from 50.5% in the same period of 2020.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the third quarter of 2021, excluding share-based compensation, decreased to 36.9% from 50.6% in the same period of 2020.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the third quarter of 2021 increased by 63.3% to RMB296.2 million (US$46.0 million) from RMB181.4 million in the same period of 2020, primarily attributable to the increase in general and administrative expenses due to the RMB140.4 million (US$21.8 million) of allowance for credit losses that was recognized in the third quarter of 2021 related to the entire amount of accounts receivable and notes receivable from Evergrande Group caused by Evergrande’s operating results. Share-based compensation included in operating expenses in the third quarter of 2021 was RMB1.1 million (US$0.2 million), compared to RMB1.4 million in the same period of 2020.

Loss from operations in the third quarter of 2021 was RMB206.3 million (US$32.0 million), compared to loss from operations of RMB28.4 million in the same period of 2020. Operating margin in the third quarter of 2021 was negative 84.3%, compared to negative 9.4% in the same period of 2020.

Non-GAAP loss from operations in the third quarter of 2021, which excluded share-based compensation, was RMB204.8 million (US$31.8 million), compared to non-GAAP loss from operations of RMB26.7 million in the same period of 2020. Non-GAAP operating margin in the third quarter of 2021, excluding share-based compensation, was negative 83.7%, compared to negative 8.8% in the same period of 2020.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairment, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and others, net2. Total net other income in the third quarter of 2021 was RMB17.8 million (US$2.8 million), compared to total net other income of RMB30.9 million in the same period of 2020.

●	Net interest income in the third quarter of 2021 decreased to RMB13.1 million (US$2.0 million) from RMB14.8 million in the same period of 2020.

●	Foreign currency exchange loss in the third quarter of 2021 was RMB1.9 million (US$0.3 million), compared to a gain of RMB3.2 million in the same period of 2020.

●	Income from equity method investments, net of impairment, in the third quarter of 2021 was RMB2.9 million (US$0.5 million), compared to RMB6.0 million in the same period of 2020.

●

Impairment of available-for-sale debt investments in the third quarter of 2021 was nil, compared to a loss of RMB2.0 million in the same period of 2020, which reflected the amount of the impairment related to the credit losses of available-for-sale debt investment in certain investee incurred in the third quarter of 2020.

●	Changes in fair value of loan related to co-sale of Particle shares in the third quarter of 2021 was nil, compared to a loss of RMB4.5 million in the same period of 2020.

●

Others, net, in the third quarter of 2021 decreased to RMB3.7 million (US$0.6 million), from RMB13.4 million in the same period of 2020, primarily due to less amount of government subsidies received in the third quarter of 2021.

[2] “Others, net” primarily consists of government subsidies and litigation loss provisions.

NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss from continuing operations attributable to Phoenix New Media Limited in the third quarter of 2021 was RMB134.0 million (US$20.8 million), compared to net loss from continuing operations attributable to Phoenix New Media Limited of RMB0.9 million in the same period of 2020. Net margin from continuing operations in the third quarter of 2021 was negative 54.8%, compared to negative 0.3% in the same period of 2020. Net loss from continuing operations per diluted ordinary share in the third quarter of 2021 was RMB0.23 (US$0.04), compared to a net loss from continuing operations per diluted ordinary share of RMB0.00 in the same period of 2020.

Non-GAAP net loss from continuing operations attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity method investments, net of impairment, changes in fair value of loan related to co-sale of Particle shares and impairment of available-for-sale debt investments, was RMB135.4 million (US$21.0 million) in the third quarter of 2021, compared to non-GAAP net income from continuing operations attributable to Phoenix New Media Limited of RMB1.3 million in the same period of 2020. Non-GAAP net margin from continuing operations in the third quarter of 2021 was negative 55.3%, compared to positive 0.4% in the same period of 2020. Non-GAAP net loss from continuing operations per diluted ADS3 in the third quarter of 2021 was RMB1.86 (US$0.29), compared to non-GAAP net income from continuing operations per diluted ADS of RMB0.02 in the same period of 2020.

In the third quarter of 2021, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,790,541. As of September 30, 2021, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2021, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.57 billion (US$243.5 million).

Recent Regulatory Developments in China

There have been certain recent regulatory developments in China regarding cybersecurity, data protection and supervision of China-based, overseas listed companies. Among others,

•

The PRC Data Security Law was promulgated and came into effect in September 2021. The law imposes data security and privacy protection obligations on any person carrying out data activities, and provides for a national security review procedure for data activities that may affect national security. The Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review in July 2021 for public comments, which would require any “data processor” carrying out data processing activities that affect or may affect national security to be subject to cybersecurity review. The revised draft Measures for Cybersecurity Review have not been adopted and it remains unclear whether the final version to be adopted will include any changes.

•

The PRC Personal Information Protection Law was adopted and came into effect in November 2021. As the first comprehensive legislation on personal information protection in China, it specifies the scope of personal information, clarifies the legal bases for processing personal information, lays down the obligations and responsibilities imposed on processors, and imposes stringent requirements on data localization, safeguarding the interest of China in cross-border transfers of personal information. It works together with the PRC Cybersecurity Law and PRC Data Security Law to establish a broader regulatory architecture governing cybersecurity and data privacy protection in China and is expected to have a significant impact on the data compliance practices of both PRC domestic and multinational companies to the extent they process or use the personal information of individuals located within China.

•

The General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in July 2021 which, among others, required relevant PRC governmental authorities to improve laws and regulations on data security, cross-border data transfer and management of classified information, especially as it relates to confidentiality and file management of overseas securities offerings and listings. The Opinions also required relevant PRC government authorities to enhance supervision of China-based companies that are listed overseas and accelerate the establishment of a regulatory scheme for such companies.

[3] “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

These laws and regulations are new and some of them require further actions by the relevant PRC government authorities. There remain substantial uncertainties as to their implementation and interpretation. The Company is closely monitoring these regulatory developments and endeavor to fully comply with the laws and regulations as they are adopted and implemented. The Company’s business involves the collection and processing of various types of data including certain personal information of its users. The Company conducts its business through subsidiaries and affiliated consolidated entities in China, while American depositary shares representing the Company’s Class A ordinary shares are listed on the New York Stock Exchange. The Company expects to incur increased compliance costs and may need to adjust its business operation as it endeavors to comply with these evolving laws and regulations. However, given the substantial uncertainties in the implementation and interpretation of these laws and regulations, the Company is not able to assess the full nature and extent of the potential impacts that these regulatory developments may have on the Company’s business operation and financial performance in the future.

Business Outlook

For the fourth quarter of 2021, the Company expects its total revenues to be between RMB256.1 million and RMB276.1 million; net advertising revenues are expected to be between RMB239.7 million and RMB254.7 million; and paid services revenues are expected to be between RMB16.4 million and RMB21.4 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to change and substantial uncertainty, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on November 15, 2021 (November 16, 2021 at 9:00 a.m. Beijing/Hong Kong time) to discuss its third quarter 2021 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by navigating to http://apac.directeventreg.com/registration/event/6816509. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email. Please dial in 10 minutes prior to the call, using the participant dial-in numbers, Direct Event Passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process.

A replay of the call will be available through November 23, 2021 by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 646 254 3697
Conference ID:	6816509

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited, non-GAAP net margin from continuing operations and non-GAAP net income or loss from continuing operations per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited is net income or loss from continuing operations attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairment, changes in fair value of loan related to co-sale of Particle shares and impairment of available-for-sale debt investments. Non-GAAP net margin from continuing operations is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss from continuing operations per diluted ADS is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, which have been and will continue to be significant recurring items, and without the effect of changes in fair value of loan related to co-sale of Particle shares and impairment of available-for-sale debt investments, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, LLC

Robin Yang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2020*	2021	2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	357,796	85,063	13,202
Term deposits and short term investments	1,280,033	1,468,261	227,871
Restricted cash	31,039	15,489	2,404
Accounts receivable, net	675,616	404,415	62,764
Amounts due from related parties	32,587	32,920	5,109
Prepayment and other current assets	42,846	47,672	7,398
Total current assets	2,419,917	2,053,820	318,748
Non-current assets:
Property and equipment, net	62,649	39,681	6,158
Intangible assets, net	12,396	20,078	3,116
Available-for-sale debt investments	36,662	34,769	5,396
Equity investments, net	94,821	111,294	17,273
Deferred tax assets	86,867	90,103	13,984
Operating lease right-of-use assets, net	49,487	32,719	5,078
Other non-current assets	9,753	2,072	321
Total non-current assets	352,635	330,716	51,326
Total assets	2,772,552	2,384,536	370,074
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	221,203	200,965	31,189
Amounts due to related parties	34,420	35,801	5,556
Advances from customers	38,835	36,839	5,717
Taxes payable	402,610	409,255	63,515
Salary and welfare payable	156,599	104,229	16,176
Accrued expenses and other current liabilities	172,376	108,491	16,838
Operating lease liabilities	36,370	27,039	4,196
Total current liabilities	1,062,413	922,619	143,187
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	204
Long-term liabilities	28,182	28,182	4,374
Operating lease liabilities	16,672	6,323	981
Total non-current liabilities	46,166	35,817	5,559
Total liabilities	1,108,579	958,436	148,746
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,716
Class B ordinary shares	22,053	22,053	3,423
Additional paid-in capital	1,620,580	1,627,936	252,652
Statutory reserves	92,017	93,259	14,474
Accumulated deficit	(88,191)	(259,706)	(40,306)
Accumulated other comprehensive loss	(28,214)	(30,837)	(4,786)
Total Phoenix New Media Limited shareholders’ equity	1,635,744	1,470,204	228,173
Noncontrolling interests	28,229	(44,104)	(6,845)
Total shareholders' equity	1,663,973	1,426,100	221,328
Total liabilities and shareholders’ equity	2,772,552	2,384,536	370,074

 * Derived from audited financial statements included in the Company's Form 20-F dated April 28, 2021.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	281,308	232,988	216,561	33,610	776,364	650,862	101,012
Paid service revenues	21,681	23,730	28,048	4,353	70,282	76,556	11,881
Total revenues	302,989	256,718	244,609	37,963	846,646	727,418	112,893
Cost of revenues	(150,036)	(137,035)	(154,719)	(24,012)	(380,062)	(399,858)	(62,057)
Gross profit	152,953	119,683	89,890	13,951	466,584	327,560	50,836
Operating expenses:
Sales and marketing expenses	(64,899)	(65,368)	(62,162)	(9,647)	(203,769)	(192,373)	(29,856)
General and administrative expenses	(74,782)	(50,665)	(194,939)	(30,254)	(207,215)	(300,432)	(46,626)
Technology and product development expenses	(41,706)	(38,429)	(39,111)	(6,070)	(129,372)	(117,815)	(18,285)
Total operating expenses	(181,387)	(154,462)	(296,212)	(45,971)	(540,356)	(610,620)	(94,767)
Loss from operations	(28,434)	(34,779)	(206,322)	(32,020)	(73,772)	(283,060)	(43,931)
Other income/(loss):
Interest income, net	14,792	12,539	13,068	2,028	26,112	36,347	5,641
Foreign currency exchange gain/(loss)	3,218	6,862	(1,877)	(291)	1,573	2,220	345
Income/(loss) from equity method investments, net of impairment	6,013	(320)	2,900	450	5,777	2,473	384
Impairment of available-for-sale debt investments	(2,000)	-	-	-	(2,000)	-	-
Changes in fair value of loan related to co-sale of Particle shares	(4,486)	-	-	-	(24,535)	-	-
Changes in fair value of forward contract in relation to disposal of investments in Particle	-	-	-	-	16,085	-	-
Others, net	13,360	4,925	3,670	569	27,111	13,265	2,059
Income/(loss) from continuing operations before income taxes	2,463	(10,773)	(188,561)	(29,264)	(23,649)	(228,755)	(35,502)
Income tax expense	(1,725)	(1,486)	(12,022)	(1,866)	(4,184)	(13,758)	(2,135)
Net income/(loss) from continuing operations	738	(12,259)	(200,583)	(31,130)	(27,833)	(242,513)	(37,638)
Net loss from discontinued operations, net of income taxes*	-	-	-	-	(62,366)	-	-
Net income/(loss)	738	(12,259)	(200,583)	(31,130)	(90,199)	(242,513)	(37,638)
Net loss/(income) attributable to noncontrolling interests:
Net (income)/loss from continuing operations attributable to noncontrolling interests	(1,687)	5,157	66,585	10,334	(8,969)	72,240	11,211
Net loss from discontinued operations attributable to noncontrolling interests*	-	-	-	-	24,759	-	-
Net (income)/loss attributable to noncontrolling interests	(1,687)	5,157	66,585	10,334	15,790	72,240	11,211
Net loss attributable to Phoenix New Media Limited:
Net loss from continuing operations attributable to Phoenix New Media Limited	(949)	(7,102)	(133,998)	(20,796)	(36,802)	(170,273)	(26,426)
Net loss from discontinued operations attributable to Phoenix New Media Limited*	-	-	-	-	(37,607)	-	-
Net loss attributable to Phoenix New Media Limited	(949)	(7,102)	(133,998)	(20,796)	(74,409)	(170,273)	(26,426)
Net income/(loss)	738	(12,259)	(200,583)	(31,130)	(90,199)	(242,513)	(37,638)
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale debt investments	1,598	-	-	-	(884,512)	(1,730)	(268)
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(43,077)	(4,140)	1,230	191	(14,251)	(893)	(139)
Comprehensive loss	(40,741)	(16,399)	(199,353)	(30,939)	(988,962)	(245,136)	(38,045)
Comprehensive (income)/loss attributable to noncontrolling interests	(1,687)	5,157	66,585	10,334	15,790	72,240	11,211
Comprehensive loss attributable to Phoenix New Media Limited	(42,428)	(11,242)	(132,768)	(20,605)	(973,172)	(172,896)	(26,833)
Basic net loss per Class A and Class B ordinary share:

-Continuing operations	-	(0.01)	(0.23)	(0.04)	(0.06)	(0.29)	(0.05)
-Discontinued operations*	-	-	-	-	(0.07)	-	-
Basic net loss per Class A and Class B ordinary share	-	(0.01)	(0.23)	(0.04)	(0.13)	(0.29)	(0.05)
Diluted net loss per Class A and Class B ordinary share:
-Continuing operations	-	(0.01)	(0.23)	(0.04)	(0.06)	(0.29)	(0.05)
-Discontinued operations*	-	-	-	-	(0.07)	-	-
Diluted net loss per Class A and Class B ordinary share	-	(0.01)	(0.23)	(0.04)	(0.13)	(0.29)	(0.05)
Basic loss per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	(0.01)	(0.10)	(1.84)	(0.29)	(0.50)	(2.34)	(0.36)
-Discontinued operations*	-	-	-	-	(0.52)	-	-
Basic net loss per ADS (1 ADS represents 8 Class A ordinary shares)	(0.01)	(0.10)	(1.84)	(0.29)	(1.02)	(2.34)	(0.36)
Diluted net loss per ADS (1 ADS represents 8 Class A ordinary shares)：
-Continuing operations	(0.01)	(0.10)	(1.84)	(0.29)	(0.50)	(2.34)	(0.36)
-Discontinued operations*	-	-	-	-	(0.52)	-	-
Diluted net loss per ADS (1 ADS represents 8 Class A ordinary shares)	(0.01)	(0.10)	(1.84)	(0.29)	(1.02)	(2.34)	(0.36)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325

* As disclosed in the second quarter 2020 unaudited financial results announcement made on August 17, 2020, the Company sold all of its investment in Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”) in the second quarter of 2020 and the disposal of Tadu was qualified for reporting as a “discontinued operation” in the Company’s financial statements. Accordingly, Tadu’s results of operations had been excluded from the Company’s results from continuing operations in the condensed consolidated statements of comprehensive income/(loss) and were presented in separate line items as discontinued operations for all prior periods. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	281,308	232,988	216,561	33,610	776,364	650,862	101,012
Paid services	21,681	23,730	28,048	4,353	70,282	76,556	11,881
Total revenues	302,989	256,718	244,609	37,963	846,646	727,418	112,893
Cost of revenues
Net advertising service	143,463	129,772	146,110	22,676	358,232	377,137	58,531
Paid services	6,573	7,263	8,609	1,336	21,830	22,721	3,526
Total cost of revenues	150,036	137,035	154,719	24,012	380,062	399,858	62,057
Gross profit
Net advertising service	137,845	103,216	70,451	10,934	418,132	273,725	42,481
Paid services	15,108	16,467	19,439	3,017	48,452	53,835	8,355
Total gross profit	152,953	119,683	89,890	13,951	466,584	327,560	50,836

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	6,026	4,083	6,639	1,030	12,653	13,293	2,063
Content and operational costs	129,749	118,416	134,175	20,824	324,183	344,308	53,436
Bandwidth costs	14,261	14,536	13,905	2,158	43,226	42,257	6,558
Total cost of revenues	150,036	137,035	154,719	24,012	380,062	399,858	62,057

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2020				Three Months Ended June 30, 2021				Three Months Ended September 30, 2021
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	152,953	401	(1)	153,354	119,683	1,067	(1)	120,750	89,890	455	(1)	90,345
Gross margin	50.5%			50.6%	46.6%			47.0%	36.7%			36.9%
		1,758	(1)			4,707	(1)			1,508	(1)

Loss from operations	(28,434)	1,758		(26,676)	(34,779)	4,707		(30,072)	(206,322)	1,508		(204,814)
Operating margin	(9.4)%			(8.8)%	(13.5)%			(11.7)%	(84.3)%			(83.7)%
		1,758	(1)			4,707	(1)			1,508	(1)
		(6,013)	(2)			320	(2)			(2,900)	(2)
		4,486	(3)			-	(3)			-	(3)
		2,000	(4)			-	(4)			-	(4)
Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(949)	2,231		1,282	(7,102)	5,027		(2,075)	(133,998)	(1,392)		(135,390)
Net margin	(0.3)%			0.4%	(2.8)%			(0.8)%	(54.8)%			(55.3)%
Net (loss)/income per ADS-diluted	(0.01)			0.02	(0.10)			(0.03)	(1.84)			(1.86)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	72,790,541			72,790,541	72,790,541			72,790,541	72,790,541			72,790,541

(1)  Share-based compensation

(2)  (Income)/loss from equity method investments, net of impairment

(3)  Changes in fair value of loan related to co-sale of Particle shares

(4)  Impairment of available-for-sale debt investments